EXHIBIT 77D
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")


     The investment policies of the Fund have been changed effective July 17, 2007 to allow the Fund to invest in:


INVESTMENT COMPANY SECURITIES.     The Fund may invest in
shares of other investment companies subject to the limitations of the Investment Company Act of 1940, as amended, the rules and regulations thereunder and in certain circumstances Securities and Exchange Commission exemptive orders. To the extent that investment advisory or brokerage expenses of an investment company are reflected in the price of its shares held in the Fund's portfolio, there will be a duplication of such expenses.